Coca-Cola İçecek

07023030

RECEIVED
SEC MAIL PROCESSING SECTION
APR 23 2007
WASH. D.C. 186

FILE 82-35049

April 20, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

SUPPL

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, a new item will be added to the Ordinary General Assembly agenda. Accordingly, the 13th agenda item will be: "The approval of the appointment of an external independent auditor."

As announced on April 16, 2007, Coca-Cola İçecek A.Ş.'s ("CCI" or the "Company") Board of Directors resolved that based on the Company's 2006 calendar year operations, the Ordinary General Assembly is to take place on May 8, 2007, at 2:30 p.m. at the headquarters of the Company.

Subject to the approval of the General Assembly Meeting, a gross dividend of YTL0.088454 will be paid per 100 shares, representing a YTL 1 nominal value. Turkey based full and limited corporate tax payers, who receive dividends through an established business or a representative office in Turkey will receive a net amount of YTL0.088454 per 100 shares, and other shareholders will receive a net amount of YTL0.075186.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

Sincerely,

Coca-Cola İçecek

5/1

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68